FreeSeas Announces Closing of $25.0 Million Offering of Preferred Stock and Warrants

Approximately $22 Million of Proceeds to be Used to Eliminate Approximately $37 Million of Debt Owed to Credit Suisse

Athens, Greece, May 28, 2014 -- FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas'' or the “Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of five Handysize and one Handymax vessels, announced today the closing of its previously announced $25 million offering of Series D Convertible Preferred Stock and Series C Warrants pursuant to a placement agent agreement with Dawson James Securities, Inc. entered into on May 21, 2014. The securities were sold in 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share.

Each share of Series D Preferred Stock has a stated value of $100 and is initially convertible into a number of shares of common stock equal to $100 divided by $1.09.

FreeSeas will shortly enter into an agreement to pay approximately $22 million of the offering proceeds to Credit Suisse, which will eliminate all of its debt obligations owed to Credit Suisse, which are approximately $37 million. Upon Credit Suisse’s receipt of such $22 million, Credit Suisse will also cancel all the remaining debt owed by FreeSeas and its subsidiaries, which is approximately $15 million. Following such payment and cancellation, FreeSeas will no longer owe any amounts to Credit Suisse, Credit Suisse will release any and all liens it has on the assets of the Company and its subsidiaries and Credit Suisse will release all corporate guarantees received from the Company’s subsidiaries. The Company also expects to be required to recognize a non-cash gain on debt extinguishment of approximately $15 million as a result of the foregoing debt cancellation.

The remaining offering proceeds will be used for general corporate purposes.

Dawson James Securities, Inc. acted as the exclusive placement agent on a best efforts basis in connection with this offering.

Mr. Ion Varouxakis, the Company’s CEO made the following statement: “We are delighted to close on this transaction which represents yet another important milestone for the Company. With the $25 million equity raised we expect to be able to reduce our outstanding bank debt from $59.7 million to $23.2 million. In the space of just over seven months, our bank debt will have been reduced from approximately $90 million to approximately $23 million while achieving bank debt reductions of approximately $35 million. Our balance sheet will be completely transformed, and we shall be optimally positioned at a very interesting time in our industry, with sufficient financial flexibility to allow us to enlarge our fleet and build shareholder value.”

The securities described above were offered by FreeSeas pursuant to a registration statement on Form F-1 previously filed by FreeSeas with the Securities and Exchange Commission and declared effective on May 21, 2014. A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus may also be obtained from Dawson James Securities, Inc., 1 North Federal Highway, Boca Raton, Florida 33432, (561) 391-5555.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

FreeSeas Inc. May 28, 2014	Page 2

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr